                                                                    Exhibit 12.2
                       The Rouse Company and Subsidiaries

           Computation of Ratio of Earnings to Combined Fixed Charges
                   and Preferred Stock Dividend Requirements
                             (dollars in thousands)

                                                                                           Year ended December 31,
                                                                         ---------------------------------------------------------
                                                                            2001        2000        1999        1998        1997
                                                                         ---------   ---------   ---------   ---------   ---------
   Earnings (loss) before income taxes, equity in earnings of unconsolidated real estate ventures, net gains (losses) on operating properties, extraordinary items and
     cumulative effect of change in accounting principle                 $ 108,324   $   5,833   $    (954)  $   9,531   $  68,309
   Equity in earnings of unconsolidated real estate ventures                32,806     129,556     101,171     101,663      27,881
   Net gains (losses) on operating properties                                 (432)     33,150      41,173      (6,109)    (22,426)

   Fixed charges:
     Interest costs                                                        265,328     256,397     253,585     220,854     225,810
     Capitalized interest                                                  (36,563)    (19,653)    (19,719)    (19,511)    (23,359)
     Distributions on Company-obligated mandatorily redeemable
        preferred securities of a trust holding solely Parent Company
        subordinated debt securities                                        12,719      12,719      12,719      12,719      12,719
     Portion of rental expense representative of interest factor (1)         8,666       9,411       9,276       6,008       7,260

   Adjustments to earnings:
     Minority interest in earnings of majority-owned subsidiaries
        having fixed charges                                                 2,094       1,801       1,638       2,270       3,178
     Decrease (increase) in undistributed earnings of unconsolidated
        real estate ventures (2)                                            (4,396)    (36,457)    (44,480)    (55,015)      2,300
     Previously capitalized interest amortized into earnings:
        Depreciation of operating properties and other investments(3)        5,287       4,929       4,554       4,192       3,962
        Cost of land sales (4)                                               5,431          --          --          --       5,025
                                                                         ---------   ---------   ---------   ---------   ---------

           Earnings available for fixed charges and
               Preferred stock dividend requirements                     $ 399,264   $ 397,686   $ 358,963   $ 276,602   $ 310,659
                                                                         =========   =========   =========   =========   =========

   Combined fixed charges and Preferred stock dividend requirements:
     Interest costs                                                      $ 265,328   $ 256,397   $ 253,585   $ 220,854   $ 225,810
     Distributions on Company-obligated mandatorily redeemable
        preferred securities of a trust holding solely Parent Company
        subordinated debt securities                                        12,719      12,719      12,719      12,719      12,719
     Portion of rental expense representative of
        interest factor (1)                                                  8,666       9,411       9,276       6,008       7,260
     Preferred stock dividend requirements                                  12,150      12,150      12,150      12,150      10,313
                                                                         ---------   ---------   ---------   ---------   ---------
           Total combined fixed charges and Preferred stock
               dividend requirements                                     $ 298,863   $ 290,677   $ 287,730   $ 251,731   $ 256,102
                                                                         =========   =========   =========   =========   =========

   Ratio of earnings to combined fixed charges
     and Preferred stock dividend requirements                                1.34        1.37        1.25        1.10        1.21
                                                                         =========   =========   =========   =========   =========

   (1) Includes (a) 80% of minimum rentals, the portion of such rentals considered to be a reasonable estimate of the interest factor and (b) 100% of contingent rentals of $2.5 million, $3.8 million, $4.5 million, $1.6 million and $2.7 million, for the years ended December 31, 2001, 2000, 1999, 1998 and 1997 respectively.

   (2) Includes undistributed earnings of certain unconsolidated real estate ventures, formed December 31, 1997, in which we held substantially all (at least 98%) of the financial interest but did not own a majority voting interest. In January 2001, we acquired all of the shares of voting stock (91%) of these ventures that we did not own, and from the date of acquisition, these ventures are included in our consolidated financial statements. Our share of undistributed earnings of these ventures was $31.7 million in 2000, $32.5 million in 1999 and $42.5 million in 1998.

   (3) Represents an estimate of depreciation of capitalized interest costs based on our established depreciation policy and an analysis of interest costs capitalized since 1971.

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                                                         Exhibit 12.2, continued

                       The Rouse Company and Subsidiaries

           Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividend Requirements

   (4) Represents 10% of the cost of Columbia land sales and 5% of the cost of Summerlin land sales, the portions of such costs considered to be reasonable estimates of the interest factor. On December 31, 1997, certain wholly owned subsidiaries, including those that conducted substantially all of our land sales and community development activities, issued 91% of their voting common stock to The Rouse Company Incentive Compensation Statutory Trust. These sales were made at fair value and as part of our plan to meet the qualifications for REIT status. We retained the remaining voting stock of the ventures and held shares of nonvoting common and/or preferred stock which, taken together, comprised substantially all (at least 98%) of the financial interest in them. As a result of our disposition of the majority voting interests in the ventures, we began accounting for our investment in them using the equity method effective December 31, 1997. In January 2001, we acquired all of the shares of voting stock (91%) in these ventures that we did not own, and from the date of acquisition, these ventures are included in our consolidated financial statements. As a result of these transactions, no adjustment for the interest portion of the cost of land sales has been included for the period from January 1, 1998 through December 31, 2000.